Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2011 AND DECEMBER 31, 2010

(Expressed in thousands of U.S. Dollars - except share and per share data)

	March 31, 2011	December 31, 2010
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$259,626	$276,637
Restricted cash	4,453	6,291
Marketable securities (Note 3)	2,500	—
Accounts receivable, net	21,044	24,417
Insurance claims	4,129	5,018
Due from related companies (Note 2)	3,413	2,977
Advances and other	5,683	4,789
Vessels held for sale	10,503	26,986
Inventories	18,128	14,011
Prepaid insurance and other	2,938	2,949
Current portion of financial instruments-Fair value (Note 7)	5,106	3,378

Total current assets	337,523	367,453

INVESTMENTS	1,000	1,000
FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Note 7)	1,396	498
FIXED ASSETS (Notes 4)
Advances for vessels under construction	104,925	81,882
Vessels	2,628,327	2,638,550
Accumulated depreciation	(427,677)	(403,485)

Vessels’ Net Book Value	2,200,650	2,235,065

Total fixed assets	2,305,575	2,316,947

DEFERRED CHARGES, net (Note 5)	15,115	16,362

Total assets	$2,660,609	$2,702,260

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 6)	$125,057	$133,819
Payables	30,147	23,914
Due to related companies (Note 2)	2,432	779
Dividend declared	6,912	—
Accrued liabilities	13,480	10,576
Accrued bank interest	6,109	6,481
Unearned revenue	3,879	9,189
Current portion of financial instruments - Fair value (Note 7)	33,946	32,486

Total current liabilities	221,962	217,244

LONG-TERM DEBT, net of current portion (Note 6)	1,393,170	1,428,648
FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Note 7)	27,520	36,438
STOCKHOLDERS’ EQUITY:
Common stock, $1.00 par value; 100,000,000 shares authorized; 46,081,487 issued and outstanding at March 31, 2011 and 46,081,487 issued at December 31, 2010.	46,081	46,081
Additional paid-in capital	351,244	350,946
Retained earnings	666,942	671,480

	1,064,267	1,068,507
Accumulated other comprehensive loss	(47,999)	(52,329)
Noncontrolling interest	1,689	3,752

Total stockholders’ equity	1,017,957	1,019,930

Total liabilities and stockholders’ equity	$2,660,609	$2,702,260

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Three months ended
	March 31,
	2011	2010
VOYAGE REVENUES:	$99,196	$104,673
EXPENSES:
Commissions	3,356	3,952
Voyage expenses	23,533	19,448
Charter hire expense	—	516
Vessel operating expenses	31,596	34,542
Depreciation	24,235	21,575
Amortization of deferred dry-docking costs	1,108	1,353
Management fees (Note 2(a))	3,885	3,348
General and administrative expenses	1,139	1,002
Stock compensation expense	371	426
Foreign currency losses / (gains)	397	(188)
Gain on sale of vessel	(5,802)	(14,346)

Total expenses	83,818	71,628

Operating income	15,378	33,045

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 7)	(6,425)	(14,045)
Interest income	590	645
Other, net	(121)	12

Total other expenses, net	(5,956)	(13,388)

Net income	9,422	19,657
Less: Net income attributable to the noncontrolling interest	(136)	(203)

Net income attributable to Tsakos Energy Navigation Limited	$9,286	$19,454

Earnings per share, basic attributable to Tsakos Energy Navigation Limited common shareholders	$0.20	$0.52

Earnings per share, diluted attributable to Tsakos Energy Navigation Limited common shareholders	$0.20	$0.52

Weighted average number of shares, basic	46,081,487	37,439,531

Weighted average number of shares, diluted	46,172,417	37,750,765

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010

(Expressed in thousands of U.S. Dollars - except share and per share data)

							Accumulated
			Additional				Other	Tsakos Energy
	Comprehensive	Common	Paid-in	Retained	Treasury Stock		Comprehensive	Navigation	Noncontrolling
	Income (Loss)	Stock	Capital	Earnings	Shares	Amount	Income (Loss)	Limited	Interest	Total
BALANCE, January 1, 2010		$37,671	$266,706	$679,597	754,706	$(17,863)	$(57,731)	$908,380	$5,947	$914,327
Net income	$19,657			19,454				19,454	203	19,657
- Proceeds from Stock Issuance Program			(34)	(4,228)	(660,206)	15,626		11,364		11,364
- Cash dividends declared ($0.30 per share)				(11,394)				(11,394)		(11,394)
- Distribution from Subsidiary to noncontrolling interest									(3,461)	(3,461)
- Fair value of financial instruments	(2,819)						(2,819)	(2,819)		(2,819)
- Amortization of restricted share units			426					426		426

Comprehensive income	$16,838

BALANCE, March 31, 2010		$37,671	$267,098	$683,429	94,500	$(2,237)	$(60,550)	$925,411	$2,689	$928,100

BALANCE, January 1, 2011		$46,081	350,946	$671,480	—	$—	$(52,329)	$1,016,178	$3,752	$1,019,930
Net income	$9,422			9,286				9,286	136	9,422
- Expenses of 2010 common stock-offering			(73)					(73)		(73)
- Cash dividends paid ($0.15 per share)				(6,912)				(6,912)		(6,912)
- Cash dividends declared ($0.15 per share)				(6,912)				(6,912)		(6,912)
- Distribution from Subsidiary to noncontrolling interest								0	(2,199)	(2,199)
- Fair value of financial instruments	4,330						4,330	4,330		4,330
- Amortization of restricted share units			371					371		371

Comprehensive income	$13,752

BALANCE March 31, 2011		$46,081	$351,244	$666,942	—	$—	$(47,999)	$1,016,268	$1,689	$1,017,957

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010

(Expressed in thousands of U.S. Dollars)

	2011	2010
Cash Flows from Operating Activities:
Net income	$9,422	$19,657
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	24,235	21,575
Amortization of deferred dry-docking costs	1,108	1,353
Amortization of loan fees	236	288
Stock compensation expense	371	426
Change in fair value of derivative instruments	(5,754)	1,366
Gain on sale of vessels	(5,802)	(14,346)
Payments for dry-docking	(32)	(451)
(Increase) Decrease in:
Receivables	2,932	(7,831)
Inventories	(4,117)	968
Prepaid insurance and other	11	822
Increase (Decrease) in:
Payables	7,886	(353)
Accrued liabilities	2,532	410
Unearned revenue	(5,310)	(3,892)

Net Cash provided by Operating Activities	27,718	19,992

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(23,042)	(39,286)
Vessel acquisitions and/or improvements	(324)	(111)
Purchase of marketable securities	(2,500)	—
Proceeds from the sale of vessels	32,787	89,415

Net Cash provided by Investing Activities	6,921	50,018

Cash Flows from Financing Activities:
Financing costs	(137)	(65)
Payments of long-term debt	(44,240)	(51,190)
Decrease in restricted cash	1,838	677
Proceeds from stock issuance program, net	—	11,399
Cash dividend	(6,912)	—
Distribution from subsidiary to noncontrolling interest owners	(2,199)	(3,461)

Net Cash used in Financing Activities	(51,650)	(42,640)
Net (decrease)/increase in cash and cash equivalents	(17,011)	27,370
Cash and cash equivalents at beginning of period	276,637	296,181

Cash and cash equivalents at end of period	$259,626	$323,551

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2011 AND 2010

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Basis of Presentation

The accompanying unaudited consolidated financial statements of Tsakos Energy Navigation Limited (the “Holding Company”) and subsidiaries (collectively, the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and with the instructions to Form 6-K and Article 10 of Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the three months ended March 31, 2011 are not necessarily indicative of the results that may be expected for the year ending December 31, 2011.

The consolidated balance sheet as of December 31, 2010 has been derived from the audited financial statements at that date, but does not include all of the footnotes required by generally accepted accounting principles for complete financial statements.

A discussion of the Company’s significant accounting policies can be found in the Company’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2010. There have been no material changes to these policies in the three-month period ended March 31, 2011.

2.	Transactions with Related Parties

The following amounts were charged by related parties for services rendered:

	Three months ended March 31,
	2011	2010
Tsakos Shipping and Trading S.A. (commissions)	1,652	1,320
Tsakos Energy Management Limited (management fees)	3,810	3,255
Tsakos Columbia Shipmanagement S.A.	296	—
Argosy Insurance Company Limited	2,454	2,444
AirMania Travel S.A.	261	121

Total expenses with related parties	8,473	7,140

Balances due from and to related parties are as follows:

	March 31, 2011	December 31, 2010
Due from related parties
Tsakos Shipping and Trading S.A.	3,413	2,977

Total due from related parties	3,413	2,977

Due to related parties
Tsakos Energy Management Limited	177	75
Tsakos Columbia Shipmanagement S.A.	800	56
Argosy Insurance Company Limited	1,348	612
AirMania Travel S.A.	107	36

Total due to related parties	2,432	779

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2011 AND 2010

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties (continued)

(a)	Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee. Per the Management Agreement of March 8, 2007, effective from January 1, 2008, there is a prorated adjustment if at beginning of each year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007. In addition, there is an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. As a consequence, from January 1, 2010, monthly management fees for operating vessels were $24.0 per owned vessel and $17.7 for chartered in vessels or for owned vessels chartered out on a bare-boat basis. From July 1, 2010, the monthly management fees for operating vessels were increased to $27.0 per owned vessel except for the LNG carrier which bears a monthly fee of $32.0 of which $7.0 is paid to the Management Company and $25.0 to a third party manager. The monthly management fees for chartered-in vessels or for owned vessels chartered out on a bare-boat basis were increased to $20.0. It was agreed that no further increase would be implemented at the beginning of 2011.

The Holding Company and the Management Company have certain officers and directors in common. The President, who is also the Chief Executive Officer and a Director of the Holding Company, is also the sole stockholder of the Management Company. The Management Company may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even one director was elected to the Holding Company’s Board of Directors without having been recommended by the existing board, the Management Company would have the right to terminate the Management Agreement on ten days notice, and the Holding Company would be obligated as at March 31, 2011 to pay the Management Company an amount of approximately $142,018 calculated in accordance with the terms of the Management Agreement. Under the terms of the Management Agreement between the Holding Company and the Management Company, the Holding Company may terminate the Management Agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors.

Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels as at March 31, 2011, scheduled for future delivery, are:

Year	Amount
April to December 2011	11,989
2012	15,972
2013	16,200
2014	16,284
2015	16,284
2016 to 2021	85,944

162,673

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2011 AND 2010

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties (continued)

(a)	Tsakos Energy Management Limited (continued): Management fees for vessels are included in the accompanying Consolidated Statements of Income. Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels for a monthly fee of $17.7 per vessel in the first half of 2010 and $20.0 from July 1, 2010 onwards. These fees in total amounted to $120 and $212 during the three months ended March 31, 2011 and 2010, respectively, and are either accounted for as part of construction costs for delivered vessels or are included in Advances for vessels under construction.

(b)	Tsakos Columbia Shipmanagement S.A. (“TCM”): The Management Company appointed TCM to provide technical management to the Company’s vessels from July 1, 2010. TCM is owned jointly and in equal part by related party interests and by a private German Group. TCM, at the consent of the Holding Company, may subcontract all or part of the technical management of any vessel to an alternative unrelated technical manager.

Effective July 1, 2010, the Management Company, at its own expense, pays technical management fees to TCM, and the Company bears and pays directly to TCM most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of TCM personnel sent overseas to supervise repairs and perform inspections on Company vessels.

(c)	Tsakos Shipping and Trading S.A. (“Tsakos Shipping”): Until June 30, 2010 the Management Company had appointed Tsakos Shipping to provide technical management to the Company’s vessels. From July 1, 2010 onwards such technical management is performed by TCM, while Tsakos Shipping continues to provide services to the Company’s vessels as described below. Certain members of the Tsakos family are involved in the decision-making processes of Tsakos Shipping and of the Management Company, and are also shareholders of the Holding Company.

Tsakos Shipping provides chartering services for the Company’s vessels by communicating with third party brokers to solicit research and propose charters. For this service, the Company pays to Tsakos Shipping a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Commissions in the accompanying Consolidated Statements of Income. Tsakos Shipping also provides sale and purchase of vessels brokerage service. For this service, Tsakos Shipping may charge brokerage commission. In 2011 and 2010 this commission was approximately 1% of the sale price of a vessel. Tsakos Shipping may also charge a fee of $200 (or such other sum as may be agreed) on delivery of each newbuilding vessel in payment for the cost of design and supervision of the newbuilding by Tsakos Shipping. To date no such fee has been charged.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2011 AND 2010

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties (continued)

(c)	Tsakos Shipping and Trading S.A. (continued): Up to June 30, 2010, the Management Company, at its own expenses, paid technical management fees to Tsakos Shipping, and the Company paid directly to Tsakos Shipping most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of Tsakos Shipping personnel sent overseas to supervise repairs and perform inspections on Company vessels. Commissions due to Tsakos Shipping by the Company have been netted-off against amounts due from Tsakos Shipping for advances made, and the net amount is included in Due from related Companies.

(d)	Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance and war risk and certain other insurance through Argosy, a captive insurance company affiliated with Tsakos Shipping.

(e)	AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services.

3.	Marketable Securities

In March 2011, the Company placed $2,500 in highly liquid, low risk marketable securities which are considered to be available-for-sale for reporting purposes.

4.	Vessels

Under Construction

As at December 31, 2010, the Company had under construction two suezmax tankers. The total contracted amount remaining to be paid for the two vessels under construction, plus the extra costs agreed as at December 31, 2010 was $61,580 of which $21,600 was paid during the three-month period ended March 31, 2011.

On March 21, 2011 the Company signed contracts for the construction of two DP2 suezmax shuttle tankers, with a major Korean shipyard at a total cost of $184,000 with expected delivery in the fourth quarter of 2012 and in the first quarter of 2013 respectively.

Sales

In the first quarter of 2011, the Company sold the aframax tanker Opal Queen for $34,000 realizing a gain of $5,802, which is separately reflected in the accompanying Consolidated Statements of Income. During the first quarter of 2010, the Company sold two vessels, the aframax Parthenon and the suezmax Decathlon realizing total gains of $14,346.

Held for Sale

At March 31, 2011, the aframax tanker Vergina II was classified as held for sale, while at December 31, 2010, the aframax tanker Opal Queen was classified as held for sale.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2011 AND 2010

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

4.	Vessels (continued)

Charters-out

The future minimum revenues of vessels in operation at March 31, 2011, before reduction for brokerage commissions, expected to be recognized on non-cancelable time charters are as follows:

Year	Amount
April to December 2011	111,243
2012	64,487
2013	23,160
2014	438

Net minimum charter payments	199,328

These amounts do not assume any off-hire.

On December 9, 2010, the Company signed two charter-party agreements with the same charterer, each for the charter of a DP 2 suezmax shuttle tanker for a period of fifteen years to commence on delivery of the vessels, expected in the fourth quarter of 2012 and in the first quarter of 2013 respectively. On May 9, 2011, the Company announced two long-term charters with fixed minimum hire plus profit-share, for the two suezmaxes to be delivered in 2011. The charters commence on delivery of the vessels. The first of the two, Spyros K, was delivered on May 12, 2011. The revenue to be generated by these four vessels has not been included in the above table.

5.	Deferred Charges

Deferred charges, consisted of dry-docking and special survey costs, net of accumulated amortization, amounted to $11,146 and $12,221, at March 31, 2011 and December 31, 2010, respectively, and loan fees, net of accumulated amortization, amounted to $3,969 and $4,141 at March 31, 2011 and December 31, 2010, respectively. Amortization of deferred dry-docking costs is separately reflected in the accompanying Consolidated Statements of Income, while amortization of loan fees is included in Interest and finance costs, net.

6.	Long –Term Debt

Facility	March 31, 2011	December 31, 2010
(a) Credit Facilities	1,107,770	1,127,925
(b) Term Bank Loans	410,457	434,542

Total	1,518,227	1,562,467
Less – current portion	(125,057)	(133,819)

Long-term portion	1,393,170	1,428,648

(a)	Credit facilities

As at March 31, 2010, the Company had seven open reducing revolving credit facilities, all of which are reduced in semi-annual installments, and two open facilities which have both a reducing revolving credit component and a term bank loan component. The aggregate available unused amount under these facilities at March 31, 2011 is $32,522.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2011 AND 2010

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

6.	Long –Term Debt (continued)

(a)	Credit facilities (continued)

The Company classified the vessel Vergina II as Held for Sale at March 31, 2011; and accordingly, an amount of $7,947 related to the credit facility under which this vessel is secured is shown as current.

Interest is payable at a rate based on LIBOR plus a spread. At March 31, 2011, interest on these facilities ranged from 0.95% to 5.19%.

(b) Term bank loans

Term loan balances outstanding at March 31, 2011 amounted to $410,457. These bank loans are payable in U.S. Dollars in semi-annual installments with balloon payments due at maturity between October 2016 and April 2022. Interest rates on the outstanding loans as at March 31, 2011, are based on LIBOR plus a spread.

At March 31, 2011, interest on these term bank loans ranged from 0.94% to 2.96%.

The weighted-average interest rates on the above executed loans for the applicable periods were:

Three months ended March 31, 2011	1.64%
Three months ended March 31, 2010	1.58%

The above revolving credit facilities and term bank loans are secured by first priority mortgages on substantially all vessels, and to assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant ship-owning subsidiaries.

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends in an amount more than 50% of cumulative net income (as defined in the related agreements), sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, a minimum hull value in connection with the vessels’ outstanding loans, insurance coverage of the vessels against all customary risks and maintenance of operating bank accounts with minimum balances.

The annual principal payments required to be made after March 31, 2011, including balloon payments totaling $741,903 due through April 2022, are as follows:

Period/Year	Amount
April to December 2011	96,985
2012	117,110
2013	149,936
2014	108,177
2015	237,446
2016 and thereafter	808,573

1,518,227

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2011 AND 2010

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

7.	Interest and Finance Costs, net

	March 31, 2011	March 31, 2010
Interest expense	14,063	13,537
Less: Interest capitalized	(898)	(458)

Interest expense, net	13,165	13,079
Bunkers swap cash settlements	(1,249)	(732)
Amortization of loan fees	236	288
Bank charges	26	43

Sub-total	12,178	12,678

Amortization of deferred loss on termination of financial instruments	405	462
Change in fair value of non-hedging financial instruments	(6,158)	905

Sub-total	(5,753)	1,367

Net total	6,425	14,045

At March 31, 2011, the Company was committed to thirteen floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating to $842,243 on which it pays fixed rates averaging 4.57% and receives floating rates based on the six-month London interbank offered rate (“LIBOR”) (Note 11).

At March 31, 2011, the Company held ten of the thirteen interest rate swap agreements in order to hedge its exposure to interest rate fluctuations associated with its debt covering notional amounts aggregating to $605,149. The fair value of such financial instruments as of March 31, 2011 and December 31, 2010 in aggregate amounted to $43,180 (negative) and $47,105 (negative), respectively.

At March 31, 2011, the Company held three interest rate swaps (two interest rate swaps at March 31, 2010) that did not meet hedge accounting criteria. As such, the changes in their fair values during the quarters ended March 31, 2011 and 2010 have been included in change in fair value of non-hedging financial instruments, in the table above and amounted to $3,533 (positive) and $188 (negative), respectively. During 2010, one of these swaps was de-designated as a hedging swap and the remaining loss included in Accumulated other comprehensive loss, and for which the associated future cash flows are deemed probable of occurring ($4,819 at March 31, 2011), is being amortized to income over the term of the original hedge provided that the variable-rate interest obligations continue. The amount of such loss amortized during the quarters ended March 31, 2011 and 2010 was $405 and $34, respectively and for the next year up to March 31, 2012, amortization is expected to be $1,648. In addition, the loss within Accumulated other comprehensive loss of $428 that was considered to be directly associated with future cash flows, which were not probable of occurring at the de-designation date was immediately reclassified to income in the quarter ended March 31, 2010.

During the first quarter of 2011 and 2010, the Company had six and five bunker swap agreements, respectively, in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. The fair value of these financial instruments as of March 31, 2011 and 2010 was $6,502 (positive) and $5,728 (positive), respectively.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2011 AND 2010

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

7.	Interest and Finance Costs, net (continued)

The changes in their fair values during the first quarter of 2011 and 2010 amounting to $2,625 (positive) and $718 (negative) respectively have been included in Change in fair value of non-hedging financial instruments in the table above, as such agreements do not meet the hedging criteria.

8.	Stockholders’ Equity

During the three-month period ended March 31, 2011 the Company declared dividends of $13,824 in aggregate, of which $6,912 were paid on February 1, 2011, and $6,912 were paid on April 28, 2011.

In the first quarter of 2011, Accumulated other comprehensive loss decreased with unrealized gains of $4,330 of which $3,925 resulted from changes in fair value of financial instruments and $405 related to losses which were amortized to income on the de-designation of one interest rate swap. In the first quarter of 2010, Accumulated other comprehensive loss increased with unrealized losses of $2,819 of which $3,281 (loss) resulted from changes in the fair value of financial instruments, $428 of losses were reclassified to income on sale of vessels and $34 related to losses which were amortized to income on the de-designation of one interest rate swap.

9.	Earnings per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the foregoing and the exercise of all RSUs using the treasury stock method.

	2011	2010
Net income available to common stockholders	$9,286	$19,454

Weighted average common shares outstanding	46,081,487	37,439,531
Dilutive effect of RSUs	90,930	311,234

Weighted average common shares – diluted	46,172,417	37,750,765

Basic earnings per common share	$0.20	$0.52
Diluted earnings per common share	$0.20	$0.52

For the three months ended March 31, 2011 and 2010, there were no RSUs considered anti-dilutive which would have resulted in their exclusion from the computation of diluted earnings per common share.

10.	Commitments and Contingencies

As at March 31, 2011, the Company had under construction two suezmax tankers and two DP2 suezmax shuttle tankers. The total contracted amount remaining to be paid for the four vessels under construction, plus the extra costs agreed as at March 31, 2011 was $223,980. Scheduled remaining payments as of March 31, 2011 were $76,780 from April to December 2011, $101,200 in 2012 and $46,000 in 2013.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2011 AND 2010

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

10.	Commitments and Contingencies (continued)

In the ordinary course of the shipping business, various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of the Company’s vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company’s results from operations or financial condition.

11.	Financial Instruments

(a)	Interest rate risk: The Company’s interest rates and loan repayment terms are described in Notes 6 and 7.

(b)	Concentration of credit risk: Financial Instruments consist principally of cash, trade accounts receivable, investments and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, and its marketable securities primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings, and performing periodic evaluations of the relative credit standing of the counterparties.

(c)	Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of financial assets and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The present value of the future cash flows of the portion of one long-term bank loan with a fixed interest rate is estimated to be approximately $73,844 as compared to its carrying amount of $81,067 (Note 6). The fair value of the investment equates to the amount that would be received by the Company in the event of sale of that investment.

The fair values of the marketable securities are determined through Level 1 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements, while the fair values of the one long-term bank loan with a fixed interest rate and the interest rate swap agreements and bunker swap agreements discussed in Note 7 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined. The fair value of the investment is determined through Level 3 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and is determined by the Company’s own data.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2011 AND 2010

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

11.	Financial Instruments (continued)

(c)	Fair value (continued): The fair value of the vessel held for sale at March 31, 2011 (Vergina II) is determined through Level 3 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and is based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. However, the fair value of the vessel held for sale at December 31, 2010 (Opal Queen) was determined through Level 1 based on the sales price per the Memorandum of Agreement.

The estimated fair values of the Company’s financial instruments, other than derivatives at March 31, 2011 and December 31, 2010. are as follows:

	Carrying Amount March 31, 2011	Fair Value March 31, 2011	Carrying Amount December 31, 2010	Fair Value December 31, 2010
Financial assets/(liabilities)
Cash and cash equivalents	259,626	259,626	276,637	276,637
Restricted cash	4,453	4,453	6,291	6,291
Marketable securities	2,500	2,500	—	—
Short-term investments	1,000	1,000	1,000	1,000
Debt	1,518,227	1,511,004	1,562,467	1,555,374

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the balance sheet on a net basis by counterparty when a legal right of setoff exists. The following tables present information with respect to the fair values of derivatives reflected in the balance sheet on a gross basis by transaction. The tables also present information with respect to gains and losses on derivative positions reflected in the statement of operations or in the balance sheet, as a component of Accumulated other comprehensive loss.

Fair Value of Derivative Instruments

		Asset Derivatives		Liability Derivatives
		March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives designated as hedging instruments
Interest rate swaps	Current portion of financial instruments - Fair value	—	—	25,288	23,053
	FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion	—	—	17,892	24,052

	Subtotal	—	—	43,180	47,105

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2011 AND 2010

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

11.	Financial Instruments (continued)

(c)	Fair value: (continued)

		Asset Derivatives		Liability Derivatives
		March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives not designated as hedging instruments
Interest rate swaps	Current portion of financial instruments - Fair value	—	—	8,658	9,433
	FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion	—	—	9,628	12,386
Bunker swaps	Current portion of financial instruments-Fair value	5,106	3,378	—	—
	FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion	1,396	498	—	—

	Subtotal	6,502	3,876	18,286	21,819

	Total derivatives	6,502	3,876	61,466	68,924

The Effect of Derivative Instruments on the Statement of Financial Performance for the three month periods ended March 31, 2011, and 2010

Derivatives in Cash Flow Hedging Relationships

Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)

Derivative	Amount Three months ended March 31,
	2011	2010
Interest rate swaps	3,925	(3,281)

Total	3,925	(3,281)

Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)

Derivative	Location	Amount Three months ended March 31,
		2011	2010
Interest rate swaps	Interest and finance costs, net	(405)	(462)

Total		(405)	(462)

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2011 AND 2010

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

11.	Financial Instruments (continued)

(c)	Fair value: (continued)

Gain (Loss) Recognized in Income on Derivative (Ineffective Portion)

Derivative	Location	Amount Three months ended March 31,
		2011	2010
Interest rate swaps	Interest and finance costs, net	—	(143)

Total		—	(143)

Derivatives Not Designated as Hedging Instruments

Gain (Loss) Recognized on Derivative

Derivative	Location	Amount Three months ended March 31,
		2011	2010
Interest rate swaps	Interest and finance costs, net	142	(1,255)
Bunker swaps	Interest and finance costs, net	3,875	14

Total		4,017	(1,241)

The following table summarizes the fair values for assets and liabilities measured on a recurring basis as of March 31, 2011:

Recurring measurements	March 31, 2010	Quoted Prices in Active Markets for Identical Assets/(Liabilities) (Level 1)	Significant Other Observable Inputs Assets/(Liabilities) (Level 2)	Unobservable Inputs Assets/(Liabilities) (Level 3)
Interest rate swaps	(61,466)	—	(61,466)	—
Marketable Securities	2,500	2,500		—
Bunker swaps	6,502	—	6,502	—

	(52,464)	2,500	(54,964)	—

12.	Subsequent Events

On May 12, 2011, the Company took delivery of the suezmax tanker Spyros K and drew down $48,000 on a new credit facility arranged on April 4, 2011.